Exhibit 99.1

MEDIA RELEASE

CENTOGENE Announces USD 62 Million Aggregate Equity and Debt Financings to Support Growth Plan

•	Enables refocusing on core business of delivering valuable, data-driven insights to patients and pharmaceutical companies globally

•	EUR 15 million private placement from leading growth investors and a USD 45 million senior secured loan from Oxford Finance to fortify CENTOGENE’s balance sheet

•	Financings significantly enhance opportunity for significant value creation as the unique and essential partner for patients, physicians, and biopharma in rare, metabolic, and neurodegenerative diseases

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, February 1, 2022 (GLOBE NEWSWIRE – Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, today announced the closing of a EUR 15 million (approx. USD 17 million) private placement financing from investors led by DPE Deutsche Private Equity, TVM Capital Life Science, and Careventures (the “Private Placement Financing”), as well as the entry into a USD 45 million senior secured loan facility provided by Oxford Finance LLC, a specialty finance firm providing senior debt to life sciences and healthcare companies (the “Loan Facility”).

“We are very pleased to report today that we have secured a strong financial foundation for CENTOGENE, which will fuel our advancement on our path towards significant value creation,” said Kim Stratton, Chief Executive Officer of CENTOGENE. “We are now looking forward to expeditiously delivering on the promise of strong growth in our core business in 2022 and strengthening CENTOGENE’s position as the unique and essential partner for patients, physicians, and biopharma in rare, metabolic, and neurodegenerative diseases.”

“This significant capital infusion will not only strengthen our balance sheet, but also allow us to accelerate growth and innovation and to deliver on some exciting, future value inflection milestones as outlined in our strategic plan,” said René Just, CENTOGENE’s Chief Financial Officer. “This financing is the result of CENTOGENE management’s and its Supervisory Board’s comprehensive review of a wider range of financial and strategic options. Having taken all aspects into consideration and diligently addressing the financing need, we are convinced this solution maximizes the value to our stakeholders. Additionally, the debt financing minimizes dilution to our shareholders and the dual tranche structure increases our financial flexibility.”

“CENTOGENE has built a strong position in the field of rare, metabolic, and neurodegenerative diseases by providing precise medical diagnosis at the earliest possible moment,” said Christopher A. Herr, Senior Managing Director at Oxford Finance. “Through this partnership, the Company is positioned to continue generating leading edge medical insights and broaden its set of biopharma and pharmaceutical partners globally.”

Terms of the Financings

The Private Placement Financing includes the sale of 4,479,088 shares of common stock at a price per share of USD 3.73 and warrants to acquire up to 1,343,727 additional shares of common stock at an exercise price per share of USD 7.72. Under the terms of the Loan Facility, CENTOGENE has drawn down USD 25 million and will have access to a second tranche of USD 20 million upon the achievement of certain conditions.

Moelis & Company served as CENTOGENE’s financial advisor in connection with the financings.

About Oxford Finance LLC

Oxford Finance is a specialty finance firm providing senior secured loans to public and private life sciences and healthcare services companies worldwide. For over 20 years, Oxford has delivered flexible financing solutions to its clients, enabling these companies to maximize their equity by leveraging their assets. In recent years, Oxford has originated over $8.5 billion in loans, with lines of credit ranging from $5 million to $200 million. Oxford is headquartered in Alexandria, Va., with additional offices in San Diego, Calif.; Palo Alto, Calif.; and the greater Boston and New York City areas. For more information, visit https://oxfordfinance.com/

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository of over 600,000 patients representing over 120 different countries.

CENTOGENE’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, CENTOGENE collaborated with over 30 pharmaceutical partners.

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No Offer or Solicitation

This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities sold pursuant to the Private Placement Financing have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the U.S. except pursuant to an effective registration statement or an applicable exemption from the registration requirements.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on April 15, 2021, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com

Stern IR
Brendan Payne

+1 (212) 698 8695

brendan.payne@sternir.com

brendan.payne@sternir.com